UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                        SEC FILE NUMBER: 0-21394
                                                          CUSIP NUMBER: 368533

(Check One):      [ ] Form 10-KSB   [ ] Form 20-F    [ ] Form 11-K
[X] Form 10-QSB   [ ] Form N-SAR    [ ] Form N-CSR
For Period Ended:   June 30, 2003
                    --------------------------

         [  ] Transition Report on Form 10-KSB
         [  ] Transition Report on Form 20-F
         [  ] Transition Report on Form 11-K
         [  ] Transition Report on Form 10-QSB
         [  ] Transition Report on Form N-SAR
         For the Transition Period Ended: ___________________________

--------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

         GELSTAT CORPORATION
--------------------------------------------------------------------------------
Full Name of Registrant

         DEVELOPED TECHNOLOGY RESOURCE, INC.
--------------------------------------------------------------------------------
Former Name if Applicable

         SOUTHPOINT OFFICE CENTER, 1650 WEST 82ND STREET, SUITE 1040
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

         BLOOMINGTON, MINNESOTA 55431
--------------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate): [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

         The Company is unable to timely file its report on Form 10-QSB for the quarter ended June 30, 2003 without unreasonable effort and expense because all information required to be included in the Form 10-QSB is not currently available and the Form 10-QSB is still being reviewed. The Company anticipates that the Form 10-QSB will be completed and filed on or before the fifth calendar day following the prescribed due date of the Form 10-QSB.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

       Stephen C. Roberts            (952)                 881-4105
--------------------------------------------------------------------------------
         (Name)                    (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Company completed a reverse merger with GelStat Corp. in April 2003 and will be reporting results of the consolidated operations for its quarter ended June 30, 2003. The Company has an estimated Net Loss in excess of $400,000 for the quarter ended June 30, 2003 compared to a Net Income of $424,491 for the quarter ended June 30, 2002. The Net Loss in the quarter ended June 30, 2003 is primarily due to start up and organizational expenses of GelStat Corp. The Net Income in the prior quarter ended June 30, 2002 was primarily due to the sale of a business investment in March 2002.

--------------------------------------------------------------------------------

                               GELSTAT CORPORATION
                               -------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  August 14, 2003                  By: /s/ Stephen C. Roberts
       ----------------------               -----------------------------
                                            Stephen C. Roberts
                                            Chief Executive Officer

                                    ATTENTION
--------------------------------------------------------------------------------
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
--------------------------------------------------------------------------------